UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the year ended December 31, 2008.

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to
Commission file number: 001-12297
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Penske Automotive Group 401(k) Savings and Retirement Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Page
Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	3
Notes to Financial Statements	4
Supplemental Schedule:*
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	12

*All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit

Signatures	13

EXHIBIT INDEX	14
EX-23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of
Penske Automotive Group 401(k) Savings and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan
June 24, 2009

Penske Automotive Group 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Cash	$362,576	$26,517

Investments	146,439,688	188,480,083

Receivables:
Participant contributions	1,665,527	2,071,207
Employer contributions	—	1,364,145
Due from broker	94,760	91,772

Total receivables	1,760,287	3,527,124

Total Assets	148,562,551	192,033,724

Liabilities:
Participant refunds payable	283,135	758,258
Due to broker	459,398	117,482

Total Liabilities	742,533	875,740

Net assets available for benefits at fair value	147,820,018	191,157,984

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,171,435	(79,410)

Net assets available for benefits	$151,991,453	$191,078,574

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Investment income (loss):
Net depreciation in fair value of investments	$(42,416,555)
Interest and dividends	3,440,238

Net investment income (loss)	(38,976,317)

Contributions:
Participant contributions	23,165,573
Employer contributions	3,957,691
Participant rollovers	1,081,278

Total contributions	28,204,542

Distributions to participants	(20,931,509)
Mutual fund asset based fees	(635,117)

Transfers out of plan	(6,748,720)

Decrease in net assets	(39,087,121)

Net assets available for benefits, beginning of year	191,078,574

Net assets available for benefits, end of year	$151,991,453

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan
Notes to Financial Statements
1. Description of the Plan
(a) General
The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2008 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (“the Company” or “Plan Sponsor”) in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are generally paid by the Company. For the Plan’s mutual fund holdings, certain asset based fees are paid by the Plan. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.
On July 2, 2007, the Company changed its corporate name from “United Auto Group, Inc.” to “Penske Automotive Group, Inc.” As such, the Plan has been renamed from “United Auto 401(k) Savings and Retirement Plan” to “Penske Automotive Group 401(k) Savings and Retirement Plan.
(b) Eligibility
Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.
(c) Participant Accounts
Individual accounts are maintained by the Trustee for each of the Plan’s participants. Such accounts include the participant’s contributions and related employer Match Contributions, including the net investment return on the participant’s holdings.
(d) Contributions
Under the provisions of the Plan, participants in the Plan may elect to defer through payroll deductions a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 7%. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($15,500 in 2008). The Plan also permits participants who are 50 or older to make additional contributions to the Plan of up to $5,000 in 2008. A participant’s elective contributions and any related Company Match Contributions are invested at the direction of the participant. If a participant did not make such an election, he or she was deemed to have elected to invest in the Diversified Stable Value Fund through December 31, 2008.
During 2007 and the first three quarters of 2008, the Plan Sponsor provided a discretionary matching contribution of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Match Contributions”). Match Contributions are invested based on participant investment elections. Effective October 1, 2008, the Plan Sponsor elected to indefinitely suspend this discretionary match.

Certain HCE’s deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable for $283,135 relating to Plan years 2007 through 2008.
(e) Loans to Participants
Participants may borrow from their accounts anywhere from a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.
(f) Vesting
Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.
(g) Investments
As of December 31, 2008, participant investment options consisted primarily of common collective trust funds, employer securities, common stock funds and mutual funds. Participants are permitted to change investment options daily.
(h) Payment of Benefits
Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.
(i) Forfeited Accounts
At December 31, 2008 and 2007, forfeited non-vested assets totaled $145,449 and $41,631, respectively. These assets may be used to reduce future Match Contributions, if any and effective January 1, 2009 may also be used to pay Plan administration fees. During 2008, Match Contributions were reduced by $312,338 from forfeited non-vested assets.
2. Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
(b) Investment Valuation and Income Recognition
Certain funds are divided into units of participation which are calculated daily by the trustee. The daily value of each unit in a fund is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value.

Generally, investments are stated at fair value as determined by quoted market prices, except for the Plan’s investment in the Diversified Stable Value Fund, which is valued based on the underlying investments in the fund and stated at fair value and then adjusted to contract value. The Diversified Stable Value Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts (GICs) which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant loans are valued at the outstanding loan balances which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. The Plan records dividends on the ex-dividend date.
(c) Payment of Benefits
Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were approximately $556,000 and $220,000 at December 31, 2008 and 2007, respectively.
(d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.
(e) Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments
Investments (at fair value) that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2008	2007
Wachovia Bank, N.A. Diversified Stable Value Fund	$71,968,666	$66,006,785
Penske Automotive Group Common Stock Fund	10,947,325	19,400,906
American Europacific Growth Fund	*6,260,261	12,704,650
Neuberger & Berman Genesis Fund	*6,142,089	9,819,621
Dreyfus Midcap Index Fund	*5,070,157	9,738,248
Van Kampen Equity and Income Fund	*5,832,436	9,642,965

*	Investments do not represent 5% or more of the Plan’s net assets but are presented here for comparative purposes.
During 2008, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common collective trusts	$1,044,788
Penske Automotive Group Common Stock Fund	(11,409,087)
Mutual funds and common stock funds	(32,052,256)

Net depreciation in fair value of investments	$(42,416,555)

4. Fair Value Measurements
The Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements on January 1, 2008. SFAS No. 157 established a single authoritative definition of fair value and established a hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Assets measured at fair value on a recurring basis are summarized below:

	As of December 31, 2008
	Fair Value Measurements Using
	Total
	Fair Value	Level 1	Level 2	Level 3
Common collective trust funds*	$75,568,819	$—	$75,568,819	$—
Employer securities	10,947,325	10,947,325	—	—
Common stock funds	1,792,483	—	1,792,483	—
Mutual funds	49,616,664	42,810,386	6,806,278	—
Participant Loans	8,514,397		8,514,397

Total	$146,439,688	$53,757,711	$92,681,977	$—

*	$71,968,666 of this total represents the fair value of the Wachovia Bank, N.A. Diversified Stable Value Fund. The contract value of this investment (the amount available for Plan benefits) was $76,140,101.

5. Transfers From Plan
During 2008, the Company transferred assets out of the Plan relating to dealerships which were sold by the Plan Sponsor. The details relating to Plan transfers are as follows:

Tulsa Ford	$(3,492,312)
Cerritos BPGMC / Penske Cadillac	(2,003,005)
Landers Ford TN	(1,126,234)
Nissan N. Olmsted	(127,169)

Transfers From Plan	$(6,748,720)

6. Exempt Party-in-Interest Transactions
As of December 31, 2008 and 2007, the Plan (through the Penske Automotive Group Common Stock Fund) held 1,425,433 and 1,111,163 shares, respectively, of Penske Automotive Group, Inc. common stock with a cost basis of $21,161,560 and $21,482,781, respectively. Dividends received from the Penske Automotive Group Common Stock Fund were $428,148 in 2008. The fair value of the Penske Automotive Group Common Stock Fund was $10,947,325 and $19,400,906 at December 31, 2008 and 2007, respectively. In addition, certain Plan investments are shares of various funds managed by Wachovia Bank N.A. which is the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.

7. Plan Termination
Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would receive 100% of their vested account balances.
8. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
9. Plan Amendments
During 2007, the Plan was amended and restated to (i) provide that employees of Citrus Motors received Match Contributions under the Plan relating to the quarter ended March 31 even though they were no longer employed by Penske Automotive Group at March 31; (ii) payment of loans owed by employees of Citrus Motors would not be accelerated merely on account of termination of employment as the result of a corporate sale; and (iii) effect the name change of the Plan sponsor from United Auto Group, Inc. to Penske Automotive Group, Inc.
In light of the challenging operating environment, during 2008 the Plan was amended to memorialize the Plan Sponsor’s decision to discontinue providing discretionary Employer Matching Contributions effective for the fourth quarter of the calendar year 2008 and future periods unless and until the Committee reinstates the Employer Matching program. The Plan was also amended to conform to Internal Revenue Code 415 and adjust total compensation to include certain amounts received within two and a half months after a participant’s termination of employment.

10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$151,991,453	$191,078,574
Less:
Participant contributions receivable	1,665,527	2,071,207
Employer contributions receivable	—	1,364,145
Plus:
Participant refunds payable	283,135	758,258
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	79,410

Net assets available for benefits per the Form 5500	$150,609,061	$188,480,890

The following is a reconciliation of total net investment loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

Total net investment loss per the financial statements	$(38,976,317)
Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2007	(79,410)

Total net investment loss per the Form 5500	$(39,055,727)

The following is a reconciliation of total investments per the financial statements for the year ended December 31, 2008 to the Form 5500:

Total investments per the financial statements	$146,439,688
Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2008	4,171,435

Total investments per the Form 5500	$150,611,123

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2008 to the Form 5500:

Total contributions per the financial statements	$28,204,542
Add:
Contributions receivable — December 31, 2007	3,435,352
Less:
Contributions receivable — December 31, 2008	1,665,527

Total contributions per the Form 5500	$29,974,367

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2008 to the Form 5500:

Total distributions per the financial statements	$20,931,509
Add:
Participant refunds payable — December 31, 2007	758,258
Less:
Participant refunds payable — December 31, 2008	283,135

Total distributions per the Form 5500	$21,406,632

Penske Automotive Group 401(k) Savings and Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008
Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	Description of Investment Including Maturity Date, Rate of Interest,
	Collateral, Par or Maturity Value	Current Value
	COMMON COLLECTIVE TRUST FUNDS
*	WACHOVIA BANK, N. A. DIVERSIFIED STABLE VALUE FUND	$76,140,101
*	WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	3,600,153

	TOTAL COMMON COLLECTIVE TRUST FUNDS	79,740,254

	EMPLOYER SECURITIES
*	PENSKE AUTOMOTIVE COMMON STOCK FUND	10,947,325

	COMMON STOCK FUNDS
	HUSIC CAPITAL SMALL CAP	1,212,145
	HUSIC CAPITAL LARGE CAP	580,338

	TOTAL COMMON STOCK FUNDS	1,792,483

	MUTUAL FUNDS
	FIDELITY ADVISOR SER III EQUITY INCOME FD CL T	3,602,736
	GOLDMAN SACHS GROWTH OPPORTUNITIES FD INS CL	2,451,733
	NEUBERGER & BERMAN FASCIANO FD INV CL	1,174,569
	NEUBERGER & BERMAN PARTNERS FUND	1,814,334
	NEUBERGER & BERMAN GENESIS FUND	6,142,089
	DREYFUS MIDCAP INDEX FUND	5,070,157
	VAN KAMPEN EQUITY AND INCOME FUND	5,832,436
	AMERICAN EUROPACIFIC GROWTH FUND	6,260,261
	T ROWE PRICE MID CAP VALUE FUND CL R	2,344,769
	THORNBURG INTERNATIONAL VALUE FUND	3,536,834
	FIDELITY ADV MORTGAGE SEC CCA	1,059,211
	PIMCO TOTAL RETURN CLA	5,747,067
	THE GROWTH FUND OF AMERICA CL R3	4,580,468

	TOTAL MUTUAL FUNDS	49,616,664

*	PARTICIPANT LOANS (MATURING 2009 TO 2023 AT INTEREST RATES OF 5.0% - 10.5%)	8,514,397

	TOTAL	$150,611,123

•	Represents a party-in-interest to the plan

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan

Date: June 24, 2009	By: /s/ Calvin C. Sharp
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm